EXHIBIT 99.1

MAG Silver Reports First Quarter Financial Results

VANCOUVER, British Columbia, May 17, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2021. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three months ended March 31, 2021, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – MARCH 31, 2021 AND EVENTS SUBSEQUENT TO THE QUARTER END

OPERATIONAL

  Batch processing of mineralized material from development headings through the nearby Fresnillo plant continues at a targeted average nominal rate of 16,000 tonnes per month.

  Since August 2020, 108,254 tonnes have been processed, expected to:

    contribute cash-flow to offset some of the initial project capital; and
    significantly speed up project ramp-up due to the de-risking of Juanicipio’s metallurgical performance.

  As reported by the operator Fresnillo, the Juanicipio plant is expected to commence commissioning in Q4 2021, reaching 40 to 50% of its 4,000 tonnes per day (“tpd”) nameplate capacity by the end of 2021 and reaching 90 to 95% of its nameplate capacity in 2022.

  During Q1 2021, on a 100% basis:

    36,395 tonnes of mineralized material processed through the Fresnillo plant;
    40% higher silver head grade (458 grams per tonne (“g/t”)) than the material processed in 2020 (328 g/t); and
    431,188 payable silver ounces, 631 payable gold ounces, 137 tonnes of lead and 199 tonnes of zinc sold.

  Pre-commercial production sales of $10,085 (net of treatment and processing costs) on a 100% basis less $1,886 in mining and transportation costs, netting $8,199 that was recorded as gross profit by the Juanicipio Joint Venture in Q1 2021.

  Positive progress was achieved during the quarter on the construction of the 4,000 tpd Juanicipio processing plant and civil works. Mechanical installation of the major processing equipment is nearly complete, and the construction is focused on completing the building envelope along with pipework and electrical/instrumentation installation.

  Mechanical completion of the SAG and ball mills expected in Q2 2021.

  A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

  Underground development at Juanicipio is now over 37 km (23 miles) with preparation of the first production stope complete.

  Juanicipio capex is estimated at $440,000 (100% basis) as of January 1, 2018, less approximately $272,000 in development expenditures incurred from then to March 31, 2021 leaving approximately $168,000 of remaining initial capital on a 100% basis (MAG’s 44% estimated at $73,920) as at March 31, 2021. The cash required will be reduced by:

    Existing cash held in Minera Juanicipio as at March 31, 2021 ($3,067 on a 100% basis); and
    Expected cashflow generated from mineralized material being processed through the Fresnillo plant up until the Juanicipio plant commences commissioning in Q4 2021.

  A further 16,771 tonnes of development material were processed in April 2021.

EXPLORATION

  In spite of temporary COVID-19 restrictions established by the Mexican Government in 2020, the full Juanicipio 2020 exploration program was completed as planned in 2020, drilling 33 holes and 27,900 metres. Full assays expected in Q2 2021.

  The 2021 Exploration program for Juanicipio is budgeted at $6 million on a 100% basis, to be evenly allocated between continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein) and three principal target areas elsewhere in the Joint Venture ground.

  Deer Trail Project in Utah - Phase I drilling commenced in November, 2020 and is expected to be completed in Q2 2021 (assays and interpretations pending).

COVID-19

  Juanicipio operator, Fresnillo, has implemented a range of safety measures and monitoring procedures, consistent with World Health Organization and Mexican Government COVID-19 directives.

  In Q1 2021, Fresnillo, as operator, reported that commissioning of the Juanicipio processing plant is presently expected to commence in Q4 2021, a few months later than previously reported as some infrastructure contracts were delayed due to COVID-19 and COVID-19-related preventive measures implemented at site.

LIQUIDITY AND CAPITAL RESOURCES

  As at March 31, 2021, MAG held cash and cash equivalents of $92,844 while Minera Juanicipio had cash on hand on a 100% basis of $3,067.

CORPORATE

  Company continues to refresh its board, with the appointment of two new directors in Q1 2021:

    Appointed Susan Mathieu on January 13, 2021. Ms. Mathieu has more than twenty-five years of international mining experience encompassing due diligence, exploration, project development, permitting, construction and operational positions. Her mining experience covers the full spectrum from mine-site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies. Prior to joining the MAG board, Ms. Mathieu was the Vice President, Environment and Sustainability with NexGen Energy, and previously held senior positions with Placer Dome, Falconbridge, Centerra Gold and Golder Associates.

    Appointed Tim Baker on March 31, 2021. Mr. Baker has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold Corporation prior to retiring in 2010. Prior to joining Kinross, he was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar. Mr. Baker is currently Chair of Golden Star Resources, a director of Sherritt International Corp. and serves on the Triple Flag Precious Metals Corp. Advisory Board. Mr. Baker has previously been a director on the boards of Augusta Resources Corp., Antofagasta PLC, Eldorado Gold Corp., Rye Patch Gold (later Alio Gold) and Pacific Rim Mining Corp.

    At the time Tim Baker was appointed, Richard Clark resigned from the board to focus on other professional responsibilities.

JUANICIPIO PROJECT UPDATE

Underground Mine Production

Mineralized material from development is being batch processed, refined and sold on commercial terms at a targeted rate of 16,000 tonnes per month at the nearby Fresnillo plant 14 kilometres away. The resulting concentrate is treated in Torreon, Coahuila. This preproduction toll processing is expected to continue until the Juanicipio plant commences commissioning in Q4 2021. The actual amount of material processed on a monthly basis may vary due to the variability of mineralization encountered in the development headings from month to month.

In the quarter ended March 31, 2021, 36,395 tonnes were batch processed, with an average silver head grade of 458 g/t (a 40% increase in silver head grade compared to the 328 g/t for development material processed in 2020). Total sales from the tonnes processed in Q1 2021, on a 100% basis, were 431,188 payable silver ounces, 631 payable gold ounces, 137 tonnes of lead and 199 tonnes of zinc. Provisional sales, net of processing and treatment costs totaled $10,085, and further costs incurred (including an applied mining cost and transportation costs) totaled $1,886 for a gross profit of $8,199 (see Table 1 below). The sales and treatment charges for tonnes processed in Q1 2021 were recorded on a provisional basis and will be adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.   Processing details are summarized in Table 1 below.

Table 1: Q1 2021 Development Material Processed at Fresnillo’s Processing Plant (100% basis)

	Quantity	Average Per Unit	Amount	Q1 2020 (1)
Silver (oz)(per oz)	431,188 ounces	$25.87	$11,157	-
Gold (oz)(per oz)	631 ounces	$1,728.59	$1,090	-
Lead (tonnes)(per lb)	137 tonnes	$0.88	$267	-
Zinc (tonnes)(per lb)	199 tonnes	$1.27	$555	-
Treatment and refining charges (“TCRCs”) and other processing costs			$(1,838)	-
Provisional sales adjustment related to 2020 sales (2)			$(1,146)	-
Net Sales			$10,085	-
Mining and transportation costs			$(1,886)	-
Gross Profit			$8,199	-

         (1) Underground mine production of development material commenced in August of 2020, so there are no comparable Q1 2020 results.
         (2) Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.

Since August 2020, a total of 108,254 tonnes of mineralized development material have been processed at the Fresnillo plant in advance of commissioning the Juanicipio plant. MAG and Fresnillo expect to secure several positive outcomes from this processing for the Juanicipio Project:

  generating cash-flow from production to offset some of the cash requirements of the initial project capital;
  de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
  increased certainty around the geological block model prior to start-up of the processing plant; and
  allowing a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

Processing Plant Construction and Commissioning

In the quarter ended March 31, 2021, further positive progress was achieved on the construction of the Juanicipio processing plant and civil works. The plant foundations were completed, with plant fabrication continuing. The SAG and ball mills are now installed, and their mechanical completion is expected in Q2 2021. The lead and zinc flotation cell lines have been installed and are being connected to the hydraulic circuit. Construction of the initial tailings storage facility has also begun.

Fresnillo, as operator, recently reported that commissioning of the Juanicipio processing plant is expected to commence in Q4 2021. The Juanicipio plant is expected to reach 40 to 50% of the nameplate 4,000 tpd capacity by the end of 2021 and 90-95% in 2022. In contrast, the 2017 PEA originally envisioned ramp-up to full production over 3 years after commissioning of the processing plant.

The capex or pre-operative project capital cost on a 100% basis, as estimated from January 1, 2018 is $440,000. The initial capital already expended from January 1, 2018 to March 31, 2021 is approximately $272,000 leaving an estimated $168,000 of remaining initial capital (MAG’s 44% estimated remaining share is $73,920 as at March 31, 2021). This remaining funding requirement will be reduced by both: existing cash held in Minera Juanicipio as at March 31, 2021 ($3,067 on a 100% basis); and expected cash flows generated from mineralized development material processed at an average nominal rate of 16,000 tonnes per month through the Fresnillo processing plant until the Juanicipio plant is commissioned.

Juanicipio Exploration Update

On the exploration front, the Juanicipio 2020 exploration program was completed as planned in 2020, comprising a total of 33 drill holes and 27,900 metres drilled. Full assays are expected in Q2 2021.

The 2021 Exploration program for Juanicipio is budgeted at $6 million, to be evenly allocated between continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein) and three principal target areas elsewhere in the Joint Venture ground. Drilling of the Valdecañas Vein System began in January 2021 with four drill rigs (all assays pending), with a fifth expected mid-year depending on crew availability. Three of the drill rigs remain dedicated to Devico directional drilling.  Permit applications for drilling the outlying targets have been submitted or are in the process of being generated pending surface access arrangements. Meanwhile, detailed mapping and sampling of these targets is underway. All aspects of the exploration work continue to be done under strict COVID-19 protocols (see COVID-19 below).

DEER TRAIL PROJECT UPDATE

Phase I surface-based core drilling program is approximately 70% complete at March 31, 2021, and is expected to be completed during Q2 2021 with assays and interpretations expected shortly thereafter. Follow-up Phase II drill targeting is being planned as interpretation of the incoming core and draft lab results are incorporated into the district geological model.

COVID-19

Juanicipio Project

The Juanicipio Project operator, Fresnillo, continues to closely monitor the spread of the virus and has implemented a range of safety measures in accordance with the World Health Organization and Mexican Government guidelines. These include stringent monitoring & hygiene, temperature screening and social distancing. Testing and contact tracing have been used to identify potential cases and prevent the spread of the virus. Fresnillo maintains an open dialogue with government officials at both the Federal and local level.

Deer Trail Project

Safety is one of MAG’s key core values and MAG has implemented strict COVID-19 protocols for the Deer Trail Project in line with guidance from governmental public health agencies. The Company established its COVID-19 response plan for Deer Trail in June 2020 with safety measures that include mandatory mask use, COVID-19 testing for contractors and employees prior to returning to site, temperature screening, employee health surveys, antibody rapid tests for team members to track exposure and social distancing. The Company continues to monitor the Utah Center for Disease Control and World Health Organization recommendations, updating the protocols in September 2020 and again in early January 2021. These updates include additional controls for positive result cases and a safe return to the workplace plan (post COVID-19). Most project employees and contractors have now been fully vaccinated.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 40 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2021

As at March 31, 2021, the Company had working capital of $94,923 (December 31, 2020: $94,513) including cash and cash equivalents of $92,844 (December 31, 2020: $94,008) and no long-term debt. As well, as at March 31, 2021, Minera Juanicipio had cash of $3,067 (MAG’s attributable 44% share of $1,349). The Company makes cash advances to Minera Juanicipio as ‘cash called’ by the operator Fresnillo, based on approved joint venture budgets. Subsequent to March 31, 2021, the Company advanced $23,716 to Minera Juanicipio representing 44% of a $53,900 cash call to fund process plant construction and further underground development of the Juanicipio property.

The Company’s net loss for three months ended March 31, 2021 amounted to $3,662 or $(0.04)/share (March 31, 2020: $14,898 or $(0.17)/share). The Company recorded a 44% equity income pick-up of $632 (March 31, 2020: $4,687 equity loss pick-up) from Minera Juanicipio which included MAG’s 44% share of net income from the sale of pre-production development material (see Table 2 below). The Company recorded deferred income tax expense of $1,647 for the three months ended March 31, 2021 (March 31, 2020: $8,694) driven primarily by the non-cash devaluation of certain tax assets denominated in Mexican Pesos, as the Mexico Pesos devalued against the US dollar in the quarter. Share based payment expense (a non-cash item) recorded in the three months ended March 31, 2021 amounted to $1,193 (March 31, 2020: $478).

Table 2: MAG’s Equity Pick-up from Minera Juanicipio

	March 31, 2021	March 31, 2020
Gross Profit from processing development material (see Table 1 above)	$8,199	Nil
Administrative expenses	$(368)	Nil
Interest and foreign exchange loss	$(1,075)	$(3,875)
Net Income (Loss) before tax	$6,756	$(3,875)
Income tax expense (including deferred income tax)	$(5,320)	$(6,766)
Net Income (Loss) for the period (100% basis)	$ 1,436	$(10,651)
MAG’s 44% equity pick-up	$ 632	$(4,687)

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%), the Operator. Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, and the Joint Venture is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4 2021. Underground mine production of development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets both at Juanicipio by the Joint Venture and by MAG at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov  LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free:(866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com